UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                       ALLIANCE FIBER OPTIC PRODUCTS INC.
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                    018680108
                                 (CUSIP Number)

                                November 21, 2000
             (Date of Event Which Requires Filing of this Statement)

                                    Swan Chen
                              Transpac Capital Ltd.
                         1000 Fremont Avenue, Suite 120
                               Los Altos, CA 94024
                                 (650) 947-1546

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 018680108
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1    NAME OF REPORTING PERSON

          Transpac Nominees Pte Ltd.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]    (b) [x]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Singapore
--------------------------------------------------------------------------------
   NUMBER OF SHARES           5    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                    - 2,900,000 -
         EACH
       REPORTING
        PERSON
         WITH
                              --------------------------------------------------
                              6    SHARED VOTING POWER

                                   -0-
                              --------------------------------------------------
                              7    SOLE DISPOSITIVE POWER

                                   -2,900,000-
                              --------------------------------------------------
                              8    SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,900,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.37%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------


Item 1.

     (a) Name of Issuer: Alliance Fiber Optic Products Inc.

     (b) Address of Issuer's Principal Executive Offices:

                                                  735 North Pastoria Avenue
                                                  Sunnyvale, CA 94085

Item 2.

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


     (a) Name of Person Filing:                   Transpac Nominees Pte Ltd.

     (b) Address of Principal Business Office:

                                                  1000 Fremont Avenue, Suite 120
                                                  Los Altos, CA 94024

     (c) Citizenship:                             Republic of Singapore

     (d) Title of Class of Securities:            Common Stock, Par Value $0.001

     (e) CUSIP Number:                            018680108


Item 3.  Not Applicable.


Item 4.  Ownership


     (a) Amount Beneficially Owned: -2,900,000-

     (b) Percent of Class: 8.37%

         (1) Transpac Nominees Pte Ltd. ("Transpac") is the registered holder of 2,900,000 shares of Common Stock. Pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended, Transpac is required to file a Schedule 13G with respect to such shares by February 14, 2001. Transpac became the registered holder of such shares of Common Stock by virtue of the effectiveness of that certain Form S-1 of Alliance Fiber Optic Products Inc. on or about November 21, 2001 and the completion of the initial public offering of Common Stock of Alliance Fiber Optic Products Inc. Upon completion of such initial public offering, Transpac's 2,900,000 shares of preferred stock in Alliance Fiber Optic Products Inc. automatically converted into Common Stock on a one-for-one basis.

         (2) Based on 34,644,300, the number of shares of Common Stock outstanding as of December 31, 2000, Transpac's percentage ownership is 8.37% as of the date of this filing.


     (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote -2,900,000-

         (ii) shared power to vote or to direct the vote -0-

         (iii) sole power to dispose or to direct the disposition of -2,900,000-

         (iv) shared power to dispose or to direct the disposition of -0-


Item 5.  Ownership of Five Percent or Less of a Class

                 Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                 Not Applicable.

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


Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
               Security Being Reported on By the Parent Holding Company

               Not Applicable.


Item 8.  Identification and Classification of Members of the Group

               Not Applicable.


Item 9.  Notice of Dissolution of a Group

               Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                     [Remainder of page intentionally blank]

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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 13, 2001


                                       TRANSPAC NOMINEES PTE LTD., a Republic of
                                       Singapore limited liability company


                                       By: /s/ Caroline Chan
                                           -------------------------------------
                                           Caroline Chan
                                           Director

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